Exhibit 99.1

Renren Announces Appointment of New Chief Financial Officer

Phoenix, Arizona September 13, 2021 /PRNewswire/ -- Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates several U.S.-based SaaS businesses, today announced that Chris Palmer has been appointed as the Company’s Chief Financial Officer, effective September 6, 2021. Palmer succeeded Lucy Yang, who will continue to serve as Chief Financial Officer of Kaixin Auto Holdings (NASDAQ: KXIN).

“On behalf of Renren’s Board of Directors and management team, I would like to thank Lucy for her numerous contributions and tireless work at Renren. I would also like to take this opportunity to warmly welcome Chris Palmer to the Company as we continue our quest to build and grow our portfolio of vertical SaaS businesses.  His experience helping companies scale and achieve rapid growth will prove valuable as we build leadership market positions for our SaaS businesses,” said Renren's Chairman and Chief Executive Officer, Mr. Joseph Chen.

Prior to Joining RenRen, Palmer served as VP Finance at Twist Bioscience, a Global manufacturer of Synthetic DNA. Prior to that, he was chief financial officer and chief innovation officer at Televerde, an outsourcer of Demand Generation and Inside Sales services. Mr. Palmer has also worked at a number of semi-conductor businesses, including Intel Corporation, where he served in a variety of roles spanning M&A, finance, and general management. Mr. Palmer started his career at KPMG, is a Certified Public Accountant, and received his MBA, with honors, from Duke University’s Fuqua School of Business.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several US-based SaaS businesses including Chime, a CRM and Marketing Automation platform, and Trucker Path, a trip-planning and business app for long-haul truckers. Renren's ADSs, each currently representing forty-five (45) Class A ordinary shares of the Company are traded on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K referred to above and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations
Renren Inc.
Email: ir@renren-inc.com